ARIZONA STAR RESOURCE CORP.
Suite 3100, 595 Burrard Street
Vancouver, B.C.
V7X 1J1

INFORMATION CIRCULAR
(Containing information as at September 15, 2004 unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Arizona Star Resource Corp. (the “Company”) for use at the Annual General Meeting of Shareholders of the Company (and any adjournment thereof) to be held on Wednesday, November 3, 2004 (the “Meeting”) at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the directors of the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are Roger Richer, the President and a director of the Company and Clive Johnson, a director of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by COMPUTERSHARE TRUST COMPANY OF CANADA, Proxy Dept. 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. Proxies delivered after that time will not be accepted.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, at Suite 3350, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) are advised that only proxies from shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder’s name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder, should a Beneficial Shareholder receiving such a form wish to vote at the meeting, the Beneficial Shareholder should strike out the names of the Management Proxyholders named in the form and insert the Beneficial Shareholder’s name in the blank provided. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services (“ADP”). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the common shares voted.

All references to shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL BE VOTED FOR ALL MATTERS TO BE VOTED ON AT THE MEETING AS SET OUT IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

The common shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH COMMON SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

 3

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:

100,000,000 common shares without par value

Issued and Outstanding:

40,375,937(1) common shares without par value

(1) As at September 15, 2004

Only shareholders of record at the close of business on September 15, 2004, (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders, or who is holding a proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at Computershare Trust Company of Canada and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Company, the only persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

Name	No. of Shares	Percentage
CDS & Co.	23,979,986	59.4%
CEDE & Co.	12,312,069	30.5%

Note:

Pan Atlantic Bank and Trust Ltd. of Barbados holds 12,156,100 shares (30.1%) which are included in the figures above.

ELECTION OF DIRECTORS

The Board of Directors presently consists of six (6) directors and it is intended to determine the number of directors at six (6) and to elect six (6) directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia).

The following table and notes thereto sets out the names of each person proposed to be nominated by management for election as a director, the municipality in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position and Municipality of Residence(1)	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years(1)	Previous Service as a Director	Number of Shares(2)
Roger Richer(3) President & Director Vancouver, British Columbia	Vice President, Administration, General Counsel and Secretary of Bema Gold Corporation	Since March 15, 1991	Nil
Clive Johnson Director Vancouver, British Columbia	Chairman, President and Chief Executive Officer of Bema Gold Corporation	Since April 10, 1987	83,000(4)
Steve Kay Director Scottsdale, Arizona	President and Chief Executive Officer of International Minerals Corporation, a mineral exploration and development company	Since January 9, 1997	12,000
Barry Rayment Director California, U.S.A.	Principal of Mining Assets Corporation, a geological consulting firm which provides advisory services to the mining industry.	Since March 15, 1991	Nil
S. Paul Kostuik(3) Director Vancouver, British Columbia	Self-employed Professional Engineer, as a consultant to the mining industry.	Since November 1, 2000	35,000
Henry Fenig(3) Director Toronto, Ontario NOTES:	Chief Financial Officer and Vice President of Friedberg Mercantile Group Ltd.; Executive Vice- President and Treasurer of FCMI Financial Corporation	Since June 26, 2001	Nil

(1)

The information as to the municipality of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2)

The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)

Denotes member of Audit Committee.

(4)

59,500 of these shares are held in the name of 392611 B.C. Ltd., a private British Columbia corporation which is wholly-owned by Mr. Johnson.

The Company does not at present have an executive committee, compensation committee or any other committees, other than an audit committee as required by the Business Corporations Act (British Columbia).

AUDIT COMMITTEE

Under Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), companies are required to provide disclosure with respect to their audit committee including the text of the audit committee’s charter, composition of the audit committee and the fees paid to the external auditor. Accordingly, the Company provides the following disclosure with respect to its audit committee:

Composition of the Audit Committee

Following the election of the directors pursuant to this Information Circular, the following will be the members of the Audit Committee:

Roger Richer

Not independent(1)

Financially literate(2)

Henry Fenig

Independent(1)

Financially literate(2)

Paul Kostuik

Independent(1)

Financially literate(2)

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgement.

(2)

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

The Audit Committee’s Charter

The following is the text of the Audit Committee’s Charter.

1.

Overall Purpose / Objectives

The Audit Committee will assist the Board of Directors in fulfilling its responsibilities. The Audit Committee will review the financial reporting process, the system of internal control and management of financial risks and the audit process. In performing its duties, the committee will maintain effective working relationships with the Board of Directors, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each committee member will obtain an understanding of the responsibilities of committee membership as well as the Company’s business, operations and risks.

2.

Authority

2.1

The Board authorizes the audit committee, within the scope of its responsibilities, to seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice, to set and pay the compensation for any advisors employed by the Audit Committee, to ensure the attendance of Company officers at meetings as appropriate and to communicate directly with the Company’s external auditors.

3.

Organization

Membership

3.1

The Audit Committee will be comprised of at least three members, a majority of which are not officers or employees of the Company.

3.2

The chairman of the Audit Committee will be nominated by the Audit Committee from the members of the Audit Committee which are not officers or employees of the Company, or a company associated or affiliated with the Company, from time to time.

3.3

A quorum for any meeting will be two members.

3.4

The secretary of the Audit Committee will be the Company secretary, or such person as nominated by the Chairman.

Attendance at Meetings

3.5

The Audit Committee may invite such other persons (e.g. the President or Chief Financial Officer) to its meetings, as it deems appropriate.

3.6

Meetings shall be held not less than four times a year. Special meetings shall be convened as required. External auditors may convene a meeting if they consider that it is necessary.

3.7

The proceedings of all meetings will be minuted.

4.

Roles and Responsibilities

The Audit Committee will:

4.1

Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

4.2

Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

4.3

Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

4.4

Review any legal matters which could significantly impact the financial statements as reported on by the general counsel and meet with outside counsel whenever deemed appropriate.

4.5

Review the annual and quarterly financial statements including Management’s Discussion and Analysis and annual and interim earnings press releases prior to public dissemination, including any certification, report, opinion, or review rendered by the external auditors and determine whether they are complete and consistent with the information known to committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.

4.6

Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof.

4.7

Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

4.8

Review audit issues related to the Company’s material associated and affiliated companies that may have a significant impact on the Company’s equity investment.

4.9

Meet with management and the external auditors to review the annual financial statements and the results of the audit.

4.10

Review the interim financial statements and disclosures, and obtain explanations from management on whether:

(a)

actual financial results for the interim period varied significantly from budgeted or projected results;

(b)

generally accepted accounting principles have been consistently applied;

(c)

there are any actual or proposed changes in accounting or financial reporting practices;

(d)

there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure; and

(e)

Review the external auditors’ proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

4.11

Review the performance of the external auditors and approve in advance provision of services other than auditing. Consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the company. The Board authorizes the Chairman of the Audit

Committee to pre-approve any non-audit or additional audit work which the Chairman deems as necessary and to notify the other members of the Audit Committee of such non-audit or additional work.

4.12

Make recommendations to the Board regarding the reappointment of the external auditors and the compensation to be paid to the external auditor.

4.13

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

4.14

Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

4.15

Establish a procedure for:

(a)

the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

(b)

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters.

4.16

Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately.

4.17

Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

4.18

Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

4.19

Perform other functions as requested by the full Board.

4.20

If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist, and set the compensation to be paid to such special counsel or other experts.

4.21

Review and recommend updates to the charter; receive approval of changes from the Board. Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve any non-audit services or additional work which the Chairman of the Audit Committee deems as necessary who will notify the other members of the Audit Committee of such non-audit or additional work.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit services are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2004	26,124	Nil	11,877	Nil
2003	22,367	Nil	13,482	Nil

(1)

The aggregate audit fees billed.

(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”.

(3)

The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4)

The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

Exemption

The Company has relied upon the exemption provided by section 6.1 of MI 52-110 which exempts venture issuers from the requirement to comply with the restrictions on the composition of its audit committee and the disclosure requirements of its audit committee in an annual information form as prescribed by MI 52-110.

STATEMENT OF EXECUTIVE COMPENSATION

“Named Executive Officers” means the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company, or if the Company does not have a CFO, an individual which acted in a similar capacity, regardless of the amount of compensation of that individual, each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recent financial year and whose total salary and bonus amounted to $150,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent financial year was $150,000 whether or not they are an executive officer at the end of the financial year.

The Company currently has two Named Executive Officers, Roger Richer, the President and Mark Corra, the Chief Financial Officer of the Company. As reflected in the following table, the Company paid no cash or other compensation in the fiscal years ended April 30, 2004, 2003 and 2002 to the Named Executive Officers. The Company has no other executive officers to whom it paid cash or non-cash compensation. See “Management Contracts”.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
				Other	Securities Under	Shares or Units Subject to		All Other
Name and				Annual Compens	Options Granted	Resale Restric-	LTIP Payouts	Compen- sation
Principal Position	Year (1)	Salary($)	Bonus($)	ation	(#)(2)	tions ($)	($)	($)
Roger Richer(3)	2004	Nil	Nil	Nil	0/0	N/A	N/A	Nil
President and	2003	Nil	Nil	Nil	0/0	N/A	N/A	Nil
Director	2002	Nil	Nil	Nil	85,000 / 0	N/A	N/A	Nil
Mark Corra(3)	2004	Nil	Nil	Nil	0/0	N/A	N/A	Nil
Chief Financial	2003	Nil	Nil	Nil	0/0	N/A	N/A	Nil
Officer	2002	Nil	Nil	Nil	60,000 / 0	N/A	N/A	Nil

(1)

Financial years ended April 30.

(2)

Figures represent options granted during a particular year; see “Aggregated Option” table for the aggregate number of options outstanding at year end

(3)

The Company does not compensate Messrs. Richer or Corra directly; however Messrs. Richer and Corra receive remuneration as officers of Bema Gold Corporation ("Bema"), a portion of which is charged to the Company by Bema pursuant to the Management Agreement between the Company and Bema. See “Management Contracts” for further details.

Long Term Incentive Plan

Long term incentive plan (“LTIP”) means any plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not grant any LTIPs during the recently completed fiscal year ended April 30, 2004.

Stock Appreciation Rights

Stock appreciation right (“SAR”) means a right, granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company’s shares. No SARs were granted or exercised by the Named Executive Officers during the recently completed fiscal year ended April 30, 2004.

Option Grants in Last Financial Year

No stock options were granted to the Named Executive Officers during the most recently completed financial year ending April 30, 2004.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of all exercises of stock options during the last financial year ended April 30, 2004, by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis:

Name	Securities Acquiried on Exercise	Aggregate Value Realized ($) (1)	Unexercised Options at Financial Year-End # Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($) (2) Exercisable/ Unexercisable
Roger Richer	Nil	Nil	0 / 0	$0 / $0
Mark Corra	Nil	Nil	40,000 / 0	$124,000 / $0

(1)

Value using the closing price of common shares of the Company on the TSX Venture Exchange (the "Exchange") on the date of exercise, less the exercise price per share.

(2)

Value using the closing price of common shares of the Company on the Exchange on April 30, 2004, being the last trading day of the Company’s shares for the financial year, of $4.10 per share, less the exercise price per share.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company’s most recently completed financial year or current financial year in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

Compensation of Directors

The Company does not compensate its directors in their capacities as such. Incentive stock options may be granted from time to time to the Company’s directors, however, no options were granted to the directors of the Company during the most recently completed fiscal year ended April 30, 2004.

Mr. Paul Kostuik, a director of the Company, also provides consulting services to the Company. The Company was charged $16,261 by Mr. Kostuik for consulting services during the fiscal year ended April 30, 2004.

The following table sets forth details of all exercises of stock options during the last financial year ended April 30, 2004, by directors who are not Named Executive Officers of the Company, as a group, and the financial year-end value of unexercised stock options on an aggregated basis:

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values
of Directors Who are Not Named Executive Officers (as a group)

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($)(2) Exercisable/ Unexercisable
Directors who are not Named Executive Officers (5)	175,000	$1,071,500	275,000 / 0	$852,500 / $0

(1)

Value using the closing price of common shares of the Company on the Exchange on the date of exercise, less the exercise price per share.

(2)

Value using the closing price of common shares of the Company on the Exchange on April 30, 2004, being the last trading day of the Company’s shares for the financial year, of $4.10 per share, less the exercise price per share.

During the most recently completed financial year, except for the above-noted Stock Options, the directors of the Company did not receive compensation for services provided to the Company in their capacities as directors and/or consultants and/or experts.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The TSX Venture Exchange (the “TSXV”), on which the Company's common shares are listed, has issued guidelines on corporate governance procedures for listed companies with a Tier 1 status, such as the Company, and requires full and complete annual disclosure of a listed company's system of corporate governance with reference to each of such guidelines (the "Guidelines”). Where a company's corporate governance system differs from the Guidelines, each difference and the reason for the difference is required to be disclosed. The directors of the Company have considered the Guidelines.

The following table describes the Company's approach to corporate governance with reference to the specifically enumerated Guidelines.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At any time during the Company’s last completed financial year, no director, executive officer, employee, proposed management nominee for election as a director of the Company nor any associate of any such director, executive officer, or proposed management nominee of the Company or any former director, executive officer or employee of the Company or any of its subsidiaries is or has been indebted to the Company or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of the end of the Company’s most recently completed financial year end:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved By Shareholders	560,000(1)	$1.00	1,225,000
Equity Compensation Plans Not Approved By Shareholders	N/A	N/A	N/A
Total:	560,000(1)	1.00	1,225,000

(1)

Although 560,000 options were outstanding as at April 30, 2004, subsequent to the year-end 60,000 stock options were exercised. As well, 825,000 options were granted in May, 2004 to directors, officers and employees of the Company. See Item 11 - Subsequent Events of the Notes to the Consolidated Financial Statements for additional information.

Pursuant to the Exchange’s Policy 4.4, the Board of Directors of the Company adopted a Stock Option Plan (the “Plan”) effective September 15, 2003. The Plan was approved by the shareholders of the Company at the Company’s annual general meeting held on October 23, 2003.

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and consultants, as an incentive to dedicate their efforts to advance the success of the Company. The granting of options is intended to align the interests of such persons with that of the members. Options will be exercisable over periods up to five years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the closing market price of the Company’s shares prevailing on the day that the option is granted, less a discount of up to 25%, the amount of discount varying with market price in accordance with the policies of the Exchange. Pursuant to the Plan, the Board of Directors may, from time to time, authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries. The maximum number of common shares which may be issued pursuant to options previously granted and those granted under the Plan will be a maximum of 2,000,000 common shares, being approximately 5% of the issued and outstanding shares of the Company at September 15, 2003, the date of the Plan. There are currently 1,325,000 options outstanding, including 825,000 options granted in May, 2004 to directors, officers and employees of the Company. See Item 11 - Subsequent Events of the Notes to the Consolidated Financial Statements for additional information. The number of shares which may be reserved for issuance to any one individual may not exceed 2% of the issued shares in any 12-month period or 1% if the optionee is engaged in investor relations activities or is a consultant. The Plan provides that if a change of control of the Company, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Steve Kay, a director of the Company, was a director of EPICentrix Technologies Inc. (“EPICentrix”) in or around September 12, 2003, at which time the shares of EPICentrix were suspended from trading on the Exchange due to cease trade orders issued by the British Columbia Securities Commission and the Alberta Securities Commission for failure to file financial statements with the securities regulatory authorities. The cease trade orders were revoked on June 22, 2004 following the filing of the required statements. The reinstatement in trading in the shares of EPICentrix occurred on July 7, 2004.

Other than as stated above, none of the directors or any proposed management nominee for election as a director of the Company is, or during the ten years preceding the date of this Information Circular has been, a director or officer of any company that, while the person was acting in that capacity:

(a)

was the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b)

was subject to an event that resulted, after the director or proposed management nominee ceased to be a director or officer of the relevant company in the relevant company being the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of the director or proposed management nominee ceasing to be a director or officer of the relevant company, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company, nor any shareholder beneficially owning, directly or indirectly, common shares of the Company, or exercising control or direction over common shares of the Company, or a combination of both, carrying more than 10% of the voting rights attached to the outstanding shares of the Company nor an associate or affiliate of any of the foregoing persons has since May 1, 2003 (being the commencement of the Company’s last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

Roger Richer, Clive Johnson and Mark Corra, directors and/or officers and/or shareholders of the Company are also directors and/or officers and/or shareholders of Bema. The services of Messrs. Richer, Johnson and Corra when provided to the Company in officer or employee capacities are charged to the Company by Bema pursuant to the Management Services Agreement. See “Management Contracts” for further details.

As at April 30, 2004, the Company had accounts payable to Bema in the amount of $21,303.

MANAGEMENT CONTRACTS

Under the terms of a management agreement dated April 28, 1993 (the “Management Services Agreement”), the Company agreed with Bema that Bema would provide to the Company office space, furnishings and equipment, communications facilities, secretarial and administrative services and personnel necessary to fulfill the day-to-day responsibilities imposed on the Company, to carry out and ensure compliance with the requirements of a British Columbia public company and to generally carry on its business. The Company agreed to pay Bema a monthly management fee of $2,500 and to reimburse Bema for all reasonable direct costs, expenses and disbursements incurred by Bema on behalf of the Company, as well as a pro rata portion of the monthly rent paid by Bema for its offices and a pro rata portion of the monthly corporate cost to Bema of each of the Bema personnel providing services on behalf of the Company. The Management Services Agreement was for an initial period of 12 months with an option to extend the agreement for additional 12-month terms upon agreement between the parties. The Management Services Agreement was most recently extended to April 28, 2005. For the period May 1, 2003 to April 30, 2004, the Company was charged an aggregate of $171,470 for management fees and reimbursement of expenses including time spent by Bema personnel on the Company’s affairs under the Management Services Agreement.

In addition, $89,984 was charged as a recovery of a proportioned amount of the Minera Bema Gold (Chile) Ltda. exploration office costs under the Management Services Agreement.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of PricewaterhouseCoopers, Chartered Accountants as auditors of the Company and to authorize the directors to fix their remuneration. PricewaterhouseCoopers were first appointed auditors of the Company on May 1, 1997.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgement of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com “Company Profiles – Arizona Star Resource Corp.”. The Company’s financial information is provided in the Company’s audited comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above. Shareholders of the Company may request copies of the Company’s financial statements and related management discussion and analysis by contacting Ian MacLean, Manager, Investor Relations at Suite 3100, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1 (Phone: (604) 681-8371).